Xuhang Holdings Limited

June 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser

Re:	Xuhang Holdings Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed March 25, 2024

File No. 333-271029

Ladies and Gentlemen:

This letter is in response to the letter dated April 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response. An Amendment No. 4 to Registration Statement on Form F-1 (“Amendment No. 4”) is being filed concurrently with the submission of this letter.

Amendment No. 3 to Registration Statement on Form F-1

Resale Prospectus, page ALT-1

1.

We note your response to prior comment 7. Given the size of the resale offering relative to the number of shares being offered in the IPO, please provide us with a detailed analysis as to why you believe the resale transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website. Tell us why the selling shareholders are not subject to any of the lock-up provisions described in the prospectus, and whether the underwriter sought to have the selling shareholders subjected to lock-up arrangements. Tell us whether and why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate creation of a public market in your securities despite the availability of 6,533,578 shares that the selling shareholders could attempt to offer and sell into such market once trading commences. Please expand to tell us the purpose of the resale transaction and the reason it is being registered at this time and simultaneously with the IPO.

We respectfully advise the Staff that the Company is not registering any of its ordinary shares for resale in this offering, and the Resale Prospectus has been removed from Amendment No. 4.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name: Tianhang Xiao
Title: Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC